May 20, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Lopez

Re: Neenah Paper, Inc. Form 10-K for the fiscal year ended December 31, 2010, filed March 9, 2011 (File No. 001-32240)

Dear Mr. Lopez:

This letter is in response to the comments in the letter dated April 26, 2011 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for the fiscal year ended December 31, 2010, filed March 9, 2011 (File No. 001-32240).  We have included the comments from your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis

Financing Commentary, page 33

1.               We note the discussion of your revolving credit agreement on page 33. We also note the statement on page F-22 that your revolving credit agreement requires that you “maintain compliance with a fixed charge coverage ratio if availability under the Restated Credit Agreement is less than $20 million. At December 31, 2010, the Company was in compliance with all covenants.” Revise future filings to quantify the fixed charge coverage and other covenants and ratios, and include approximate quantified disclosure of the degree to which you are in compliance with the covenants. Please provide draft disclosure.

Response:  The Company proposes to revise its disclosure of the covenants contained in the Restated Credit Agreement in future annual filings, as follows:

The Restated Credit Agreement contains covenants with which the Company must comply during the term of the agreement.  Among other things, such covenants restrict the Company’s ability to incur certain additional debt, make specified restricted payments, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets, or dissolve or wind up.  In addition, if borrowing availability under the Restated Credit Agreement is less than $20 million, the Company would be required to achieve a fixed charge coverage ratio (as defined in the Restated Credit Agreement) of not less than 1.1 to 1.0 for the preceding 12-month period, tested as of the end of such quarter. As of December 31, 2010, borrowing availability under the Restated Credit Agreement was $81.5 million and the Company was not required to comply with the fixed charge coverage ratio.

As supplemental information, we advise you that as of December 31, 2010, the Company’s fixed charge coverage ratio for the preceding 12-month period was 2.3 to 1.0.

Other Manufacturing Inputs, page 39

2.              We note the statement on page 39 that, “[w]hile [you] believe that alternative sources of critical supplies would be available, an interruption in supply of single source specialty grade latex or specialty softwood pulp to [y]our technical products business or cotton fiber for [y]our fine paper business could disrupt and eventually cause a shutdown of production of certain technical products and fine paper products.” With a view to enhanced disclosure in future filings, please advise us of the number and nature of your agreements for the supply of specialty grade latex and specialty softwood pulp, and identify the “certain” products that would be affected by a disruption in supply.

Response:  In response to the SEC staff’s question, we advise you of the following facts with regard to the Company’s sources of critical supplies:

The Filtration strategic business unit (“SBU”) of our technical products business acquires all of its specialized pulp requirements from two global suppliers.  These supply arrangements are not covered by formal contracts, but represent multi-year business relationships that have historically been sufficient to meet our needs.  We believe that these relationships will continue to operate in a satisfactory manner for the foreseeable future.  We believe that each of these suppliers individually would be able to satisfy our specialized pulp requirements in the event of an interruption of production at the other supplier.  We also believe that in the event of a total disruption in these suppliers’ ability to provide specialized pulp, we would be able to substitute other pulp grades with an acceptable alteration in performance characteristics and incur only a limited disruption in our production of Filtration products, which we do not anticipate would have a material adverse effect on our operations.

The Component Materials SBU of our technical products business acquires certain critical specialty latex grades from four suppliers.  Consistent with industry practice, these supply arrangements are not covered by formal contracts, but represent satisfactory business relationships that have been developed over a multi-year period.  We believe that these relationships will continue to operate in a satisfactory manner for the foreseeable future.   We believe that adequate supplies of specialty latex would be available in the event of an interruption in production at any one of these suppliers.  We also believe that in the event of a total disruption in our ability to purchase these specialty latex grades, we would be able to substitute other latex grades with a limited disruption in our production of Component Material products, which we do not anticipate would have a material adverse effect on our operations.

Our fine paper business acquires a substantial majority of the cotton fiber used in the production of certain branded bond paper products pursuant to annual agreements with two North American producers.  The balance of our cotton fiber requirements are acquired through “spot market” purchases from a variety of other producers. We believe that a partial or total disruption in the production of cotton fibers at our two major suppliers would increase our reliance on “spot market” purchases with a likely corresponding increase in cost.

We believe that any production interruption resulting from a disruption in our supply of critical specialty manufacturing inputs would be temporary in nature while we reconfigured our production process to use substitute inputs.  As such, we propose to replace the current disclosure you reference above in future annual filings with the following:

While we believe that alternative sources of critical supplies would be available, an interruption in supply of single source specialty grade latex or specialty softwood pulp to our technical products business or cotton fiber for our fine paper business could result in a temporary disruption in the production of certain products.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

3.              We note your disclosures at page 11 describing the agreements used by your technical products business to manage seasonal peaks in inventory demand, including providing certain customers with finished goods inventory on consignment and holding inventory for later shipment. In future filings, please expand your revenue recognition disclosures to describe how you account for such arrangements. Provide us with the disclosure that you intend to include in future filings.

Response:  We propose to expand our disclosure of revenue recognition policies in future annual filings, as follows:

Revenue Recognition

The Company recognizes sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. In general, the Company’s shipments are designated free on board shipping point and revenue is recognized at the time of shipment.  Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances and sales returns are estimated using historical experience.

The Company’s technical products and fine paper businesses manage seasonal peaks in inventory demand by providing certain customers with finished goods inventory on consignment.  The Company accounts for such inventory as finished goods until title to the inventory is transferred and the customer assumes the risks and rewards of ownership, at which time the Company recognizes sales revenue.

Note 12. Contingencies and Legal Matters, page F-33

Income Taxes, page F-33

4.              We note that both U.S. and German taxing authorities sent you examination reports to impose additional tax liabilities, which you will appeal. Your disclosure further indicates that should you not prevail in either instance, the outcome could have a material adverse effect on your results of operations, cash flows and financial position. In future filings please disclose a range of the reasonably possible change for both your U.S. and German tax audit positions, or include a statement indicating that such estimates cannot be made for each dispute. See ASC 740-10-50-15(d). In addition, please revise your Liquidity and Capital Resources discussion in future filings to disclose the proposed amounts the taxing authorities currently seek and discuss how you plan to fund these additional tax liabilities if your appeals do not prevail. Provide us with the disclosure that you intend to include in future filings. Refer to FRC 501.13.

Response:  In preparing the disclosures about the U.S. and German administrative tax appeals, we carefully considered the guidance under ASC 740-10-50-15.  We believe our disclosures reflect the nature of the single issue being appealed in each jurisdiction, the high degree of confidence we have in our position, that the timing of the appeals process for both tax cases is uncertain and that an adverse outcome could have a material adverse effect.

Our 2010 Form 10-K provides the initial disclosure for both of these cases, since the tax auditors’ examination reports were rendered late in the fourth quarter of 2010.  At this early stage of the administrative appeals process, clear disclosure of the nature of the issue being challenged in each tax case is fundamental.  For the U.S. case, we disclose that the issue relates solely to a proposed IRS adjustment with respect to dual consolidated losses (“DCLs”) and the recapture of Net Operating Losses (“NOLs”) emanating from the Company’s former Canadian operations.  In our appeal, our protest asserts that the IRS examination team made several errors in its assessment and, as such, the proposed adjustment is entirely erroneous.  For the German tax audit, we disclose that the issue relates solely to certain interest expenses deducted by the Company.  We are still awaiting the formal tax assessment of a deficiency from the German government, after which time we will file an administrative appeal.  As we disclosed, we believe that the finding in the German audit report is improper and will be rejected on appeal.

We disclosed that no liability was recorded for unrecognized tax benefits related to either the U.S. or German administrative appeal, as management and external tax counsel believe that it is more-likely-than-not that both positions will be sustained upon resolution of related appeals and/or litigation.  Currently, the possible outcomes in each case are binary (i.e., an “all or nothing” scenario).  In both appeals, based on the technical merits, we are highly confident our position will be sustained as we believe our positions are sound and the respective governments’ cases are not supported by tax law.

We disclosed that it is reasonably possible that during the next 12 months these matters could be resolved, although the timing is uncertain.  This disclosure was primarily intended to address our belief that while the timing of the appeals process for both tax cases is uncertain, we believe it is reasonably possible that the cases could be resolved in our favor within the next 12 months, with no obligation or loss to the Company. In other words, this disclosure contemplates that is reasonably possible there could be a full dismissal of each case, with no tax liability, during the next 12 months, following the initial hearings for each case.   Further, we believe it is remote that that our liability for unrecognized tax benefits will significantly increase within the next 12 months as it relates to these two cases.  As such, the required disclosure under ASC 740-10-50-15(d) is not applicable to these cases.

As a result, in our next quarterly filing, we propose to revise the disclosures of both tax appeals to clarify the last sentence of each paragraph, as follows:

Although it is reasonably possible that these matters could be resolved in our favor during the next 12 months, the timing is uncertain.  We believe it is remote that our liability for unrecognized tax benefits related to these matters will significantly increase within the next 12 months.

We will continue to update our disclosures in future periods as necessary or as facts and circumstances change.  If we conclude in the future that it is reasonably possible that our liability for unrecognized tax benefits will significantly increase in the next 12 months, we will disclose the required information under ASC 740-10-50-15(d) and also provide disclosure in our Liquidity and Capital Resources regarding our plans to fund such amounts.

In further response to the above comment, we are concurrently providing supplemental information to the Staff under cover of a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice (17 C.F.R. §200.83) adopted under the Freedom of Information Act.

Exhibits

5.              We note that exhibits 10.28, 10.29, 10.30, 10.31, 10.34, and 10.35 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. In your next periodic report, please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Response:  Each of Exhibits 10.28, 10.29, 10.30 and 10.35 constitute plans of acquisition or disposition under Item 601(b)(2) of Regulation S-K.   Item 601(b)(2) provides that “Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.”  In fact, Section 1.7 of each of Exhibits 10.28, 10.29 and 10.30 contains a list of omitted schedules along with a notation stating that “[t]he schedules listed above have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon supplemental request.”  A list of omitted schedules and exhibits is included at the end of Exhibit 10.35, and we hereby undertake to furnish to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon supplemental request.  To the extent we determine that it is appropriate to incorporate by reference any of these agreements into our Form 10-K for the year ending December 31, 2011, we will list them with an Exhibit “2” prefix.

We note the Staff’s comment with respect to Exhibits 10.31 and 10.34 and will file all schedules, attachments and exhibits omitted from such agreements with our next periodic report, subject to any request for confidentiality treatment, where appropriate.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)